UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

NETSUITE INC.

(Name of Subject Company (Issuer))

NAPA ACQUISITION CORPORATION

(Offeror)

a subsidiary of

OC ACQUISITION LLC

(Parent of Offeror)

a subsidiary of

ORACLE CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

64118Q107

(CUSIP Number of Class of Securities)

Brian S. Higgins

Vice President and Associate General Counsel

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

Telephone: (650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,473,545,994.00	$953,968.08

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of NetSuite Inc. (”NetSuite”), at a purchase price of $109.00 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 81,007,997 shares of common stock of NetSuite that were issued and outstanding as of August 8, 2016; (ii) 1,035,657 shares of common stock of NetSuite potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of August 8, 2016; (iii) 3,480,715 shares of common stock of NetSuite issuable upon the settlement of outstanding restricted stock units as of August 8, 2016; and (iv) 1,388,897 shares of common stock of NetSuite issuable upon the settlement of outstanding performance share units as of August 8, 2016. The foregoing figures have been provided by the issuer to the offeror and are as of August 8, 2016, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.00010070.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $953,968.08	Filing Party: Napa Acquisition Corporation, OC Acquisition LLC and Oracle Corporation
Form or Registration No.: Schedule TO	Date Filed: August 18, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☒	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on August 18, 2016 by Napa Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.01 per share (the “Shares”), of NetSuite Inc., a Delaware corporation (“NetSuite”), at a purchase price of $109.00 per Share net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Schedule TO.

The Schedule TO is hereby amended as follows:

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, Eastern Time, at the end of November 4, 2016 (such date and time, the “Expiration Time”), without being further extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised that, as of the Expiration Time: (i) 62,330,605 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that are not yet delivered in settlement or satisfaction of such guarantee) had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 76.4% of the aggregate number of then issued and outstanding Shares; and (ii) 21,775,553 Shares (excluding (A) Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee and (B) Shares beneficially owned by (1) NetSuite Restricted Holdings LLC (“NRH”), Lawrence J. Ellison, David Ellison and Margaret Ellison (and their respective affiliates who beneficially own Shares) (the “LJE Parties”), (2) Oracle or its affiliates or (3) any executive officers or directors of NetSuite or their affiliates) had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 53.2% of the aggregate number of then issued and outstanding Shares (excluding, from such issued and outstanding Shares, Shares beneficially owned by (x) the LJE Parties, (y) Oracle or its affiliates or (z) any executive officers or directors of NetSuite or their affiliates). Accordingly, the Minimum Condition has been satisfied. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer. In addition, the Depositary has advised that, as of the Expiration Time, 1,037,279 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 1.3% of the aggregate number of then issued and outstanding Shares.

“As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of NetSuite. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Oracle, Parent and Purchaser intend to complete the acquisition of NetSuite through the Merger as promptly as practicable without a meeting of stockholders of NetSuite. At the effective time of, and as a result of, the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Offer Price, in cash, without interest thereon and subject to any required tax withholding, other than (i) Shares held by NetSuite as treasury stock, by any subsidiary of NetSuite or by Oracle, Parent, Purchaser or any of their respective subsidiaries and (ii) Shares held by stockholders who properly exercise appraisal rights under the DGCL.

“Following the Merger, the Shares will no longer be listed on the New York Stock Exchange.”

Item 12.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(H)	Press Release issued by Oracle Corporation on November 5, 2016, announcing completion of the Offer.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2016

Napa Acquisition Corporation

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Vice President

OC Acquisition LLC

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Secretary

Oracle Corporation

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 18, 2016.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated August 18, 2016.*

(a)(5)(A)	Press Release issued by Oracle Corporation on July 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on August 1, 2016).*

(a)(5)(B)	FAQ issued by Oracle Corporation on July 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on August 1, 2016).*

(a)(5)(C)	Press Release issued by Oracle Corporation on September 9, 2016, announcing the extension of the Offer.*

(a)(5)(D)	Complaint captioned Dennis Palkon, on Behalf of Himself and All Others Similarly Situated v. NetSuite Inc., et al., filed on August 30, 2016, in the United States District Court for the Northern District of California.*

(a)(5)(E)	Press Release issued by Oracle Corporation on September 26, 2016, announcing final antitrust clearance approval.*

(a)(5)(F)	Press Release issued by Oracle Corporation on October 7, 2016, announcing the extension of the Offer.*

(a)(5)(G)	Letter from T. Rowe Price Associates, Inc. to the Special Committee of the Board of Directors of Oracle Corporation, dated October 27, 2016.*

(a)(5)(H)	Press Release issued by Oracle Corporation on November 5, 2016, announcing completion of the Offer.

(b)	Not applicable.

(c)(1)	Opinion of Qatalyst Partners LP, dated July 27, 2016, to the Transactions Committee and the Board of Directors of NetSuite Inc. (incorporated herein by reference to Annex A to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).*

(c)(2)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated February 22, 2016 (incorporated by reference to Exhibit (c)(1) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).*

(c)(3)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated June 6, 2016 (incorporated by reference to Exhibit (c)(2) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).*

(c)(4)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated June 10, 2016 (incorporated by reference to Exhibit (c)(3) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).*

(c)(5)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated July 13, 2016 (incorporated by reference to Exhibit (c)(4) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).*

(c)(6)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated July 27, 2016 (incorporated by reference to Exhibit (c)(5) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).*

(c)(7)	Opinion of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 28, 2016.*

(c)(8)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated April 19, 2016.*

(c)(9)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated May 20, 2016.*

(c)(10)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated May 27, 2016.*

(c)(11)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 8, 2016.*

(c)(12)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 14, 2016.*

(c)(13)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 30, 2016.*

(c)(14)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 8, 2016.*

(c)(15)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 25, 2016.*

(d)(1)	Agreement and Plan of Merger, dated as of July 28, 2016, by and among NetSuite Inc., OC Acquisition LLC, Napa Acquisition Corporation and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Oracle Corporation with the SEC on August 1, 2016).*

(d)(2)	Form of Tender and Support Agreement among OC Acquisition LLC, Napa Acquisition Corporation and the stockholder party thereto (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).*

(d)(3)	Tender and Support Agreement, dated as of July 28, 2016, among OC Acquisition LLC, Napa Acquisition Corporation and NetSuite Restricted Holdings LLC (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).*

(d)(4)	Confidentiality Agreement, dated as of May 5, 2016, between Oracle Corporation and NetSuite Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).*

(d)(5)	Exclusivity Agreement, dated as of July 15, 2016, between NetSuite Inc. and Oracle Corporation (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).*

(f)	The information set forth in “Item 8 - Additional Information - Appraisal Rights” and Annex B to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016 is incorporated herein by reference.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed previously